----------------------------- TROUTMAN SANDERS LLP -----------------------------
                                ATTORNEYS AT LAW
                              BANK OF AMERICA PLAZA
                     600 PEACHTREE STREET, N.E. - SUITE 5200
                           ATLANTA, GEORGIA 30308-2216
                             www.troutmansanders.com
                             TELEPHONE: 404-885-3000
                             FACSIMILE: 404-885-3900

Thomas J. Schramkowski                                 Direct Dial: 404-885-3386
tom.schramkowski@troutmansanders.com                   Direct Fax:  404-962-6782


                                  June 15, 2005

VIA EDGAR AND UNITED PARCEL SERVICE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  David Ritenour
       Special Counsel

       Re: SEC Comments to AGCO Corporation Form S-4, Filed May 26, 2005,
           File No. 333-125255, and Schedule TO-I, Filed May 26, 2005, File No. 005-43776

Dear Mr. Ritenour:

         The following are the responses of AGCO Corporation to the comments of the Staff of the United States Securities and Exchange Commission on AGCO's Form S-4 and Schedule TO-I, each filed on May 26, 2005, as such comments were transmitted to AGCO in a letter from the Staff dated June 9, 2005. We are submitting this letter on behalf of AGCO, and the terms "we," "us," "our" and "the Company" in the following responses refer to AGCO.

         In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 2


                                  SCHEDULE TO-I

Comment No. 1:

         We note the press release issued May 26, 2005 (filed pursuant to Rule 425 under cover of Form 8-K), in which you only state that a copy of the Schedule TO may be obtained from our web site. Please tell us whether you also mailed the prospectus and letter of transmittal to security holders. See Rule 13e-4(e)(2).

Response:

         Copies of each document were directly provided to each record holder, the trustee and each known beneficial owner. In addition, the trustee distributed the documents to holders through the DTC system.

Comment No. 2:

         Please provide us your analysis regarding why the financial statements information described in Item 1010 of Regulation M-A is not required.

Response:

         We did not include the financial statements information described in
         Item 1010 of Regulation M-A because our financial condition is not material to the decisions of holders to exchange their existing notes for similar notes offered by us, and, therefore, such information is not required under Item 10 of Schedule TO. In particular, under both the Old Notes and the New Securities, we are obligated to pay the full amount of the principal in cash at maturity. While our obligation to pay a portion of the conversion price in cash is a feature of the New Securities, this amount, although significant, is not material to us and readily could be funded by us. Further, it is likely that conversion will occur only if our stock appreciates significantly, thereby suggesting good financial health on our part and even easier funding for the cash settlement. Nonetheless, we note that our prospectus incorporates by reference our Exchange Act filings, which include financial statements that substantially meet the financial statements requirements of Item 1010 of Regulation M-A and Item 10 of Schedule TO.

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 3

Purposes of the Transaction and Plans or Proposals

Comment No. 3:

         You have indicated that Item 6(c) of Schedule TO is not applicable. Please revise to respond to the Item.

Response:

         We will amend Item 6(c) of our Schedule TO-I to incorporate by reference the information regarding the consummation of the exchange offer under the headings "Summary -- The Exchange Offer," " -- Material Differences Between the Old Notes and the New Securities" and " -- Summary of New Securities".

Exhibits

Comment No. 4:

         Please include your May 26, 2005 press release as an exhibit to the Schedule TO.

Response:

         We will amend our Schedule TO-I to include our May 26, 2005 press release regarding the exchange offer as an exhibit.


                                    FORM S-4

General

Comment No. 5:

         Please provide a background section in your prospectus that summarizes the issuance of the Old Notes, the filing of the resale registration statement (Registration Statement No. 333-113560) declared effective on June 7, 2004, the commencement of your exchange offer, and your intentions with respect to the resale registration statement.

Response:

         We will include a background section in the prospectus that provides the following:

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 4


         "We issued the Old Notes in a Rule 144A private placement to qualified institutional buyers in December 2003. Subsequently, we registered the resale of the Old Notes and the shares of our common stock issuable upon conversion of the Old Notes with the SEC on a Form S-3 Registration Statement, which was declared effective on June 7, 2004. We are commencing this exchange offer to exchange the Old Notes for New Securities on the terms set forth in this prospectus, and we registered the offering of the New Securities with the SEC on a Form S-4 registration statement filed on May 26, 2005, which will be declared effective prior to the expiration date (or we will not proceed with the offer). We intend to keep the Form S-3 Registration Statement available for resales of any Old Notes (and common stock issuable upon conversion thereof) not exchanged for New Securities until our obligation to do so expires in December 2005, at which time holders of the Old Notes will need to rely on Rule 144, Rule 144A or another exemption from registration under the Securities Act to sell their Old Notes (or the common stock issuable upon conversion thereof)."

Registration Statement Cover Page

Comment No. 6:

         Please indicate the amount of common stock issuable upon conversion of the New Securities in the "Calculation of Registration Fee" table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the New Securities. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number 2, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the new Securities. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection).

Response:

         We will amend the "Calculation of Registration Fee" table on the cover page of our Form S-4 Registration Statement to indicate the estimated maximum number of shares of our common stock that could be issued upon conversion of the New Securities. We also will replace footnote number 2 with the following language: "Represents an estimate of the maximum number of shares of common stock issuable upon conversion of the notes registered hereby at a conversion rate of 58.5823 shares per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, such number of shares registered hereby shall include an indeterminate number of shares of common stock that may be

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 5

         issued in connection with a stock dividend, stock split, recapitalization or similar event."

Prospectus Cover Page

Comment No. 7:

         We note that the offer commenced on May 26, 2005 and is scheduled to expire at 5 p.m. on June 23, 2005. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance. Note that May 30, 2005 was a federal holiday.

Response:

         We will amend the prospectus to change the expiration date of the exchange offer from 5:00 p.m. to midnight, New York City time, on June 23, 2005, which, under Rule 13e-4(a)(3), is 20 full business days from and after the May 26, 2005 launch date for the offer.

Where You Can Find More Information, page ii

Comment No. 8:

         While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-I does not permit forward-incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response:

         We confirm to you that we will amend Schedule TO-I to specifically include any information that would be deemed forward-incorporated by reference into the Form S-4 were that process permitted.

The Exchange Offer, page 2

Comment No. 9:

         Describe the effect on your liquidity and capital resources from the cash settlement provisions of the New Securities, and discuss the means by which you reasonably expect

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 6


         to finance the cash requirement resulting from conversion of the New Securities.

Response:

         We note that for financial planning purposes, we have assumed that the Old Notes, since their issue in December 2003, would not be converted into shares of our common stock, but rather, as debt, would be repaid in cash. As a result, the cash portion of the settlement of the New Securities has no impact on our current financial plans. However, in response to the Staff's comment, we will amend the prospectus to add the following paragraph:

         "Although we do not currently have in place a financial facility with which to pay the cash amount due upon maturity or conversion of the New Securities, our financial position currently is sufficiently strong that we would expect to have ready access to a bank loan facility or the broader debt and equity markets to the extent needed. Typically, convertible securities are not converted prior to expiration unless called for redemption, which we would not do if sufficient funds were not available to us. As a result, we do not expect the New Securities to be converted in the foreseeable future."

The Exchange Offer - Amendment of the Exchange Offer, page 3

Comment No. 10:

         On page 3 you reserve the right to "interpret or modify the terms of the exchange offer." Revise to clarify your ability to "interpret" the terms of the offer. Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

Response:

         We will delete the language on page 3 of the prospectus, and any similar language throughout the document, that appears to expressly grant us the right to interpret the terms of the exchange offer other than in accordance with objective standards.

Material Differences Between the Old Notes and the new Securities, page 5

Comment No. 11:

         Revise your disclosures to describe, in plain English, the following:

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 7

         o Describe the contingent conversion provisions of the Old Notes so that it is clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

         o Clarify that the exchange will result in your reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2004 reported EPS would be if the exchange did not occur both in this section and in the section "The Exchange Offer - Purpose of the Exchange Offer" on page 25.

Response:

         The table on page 5 of the prospectus illustrates the material differences between the Old Notes and the New Securities. While the conversion provisions of the Old Notes and the New Securities are similar, including with regard to the contingent conversion features and the events upon which each is convertible (market price trigger, trading price trigger, etc.), they differ in how each is settled upon conversion. Therefore, we only discuss the differences in settlement upon conversion in the table on page 5. However, in response to the Staff's comment, we will add the implied conversion price to the description of the settlement of the Old Notes in the table (since it is included in the parallel description of the New Securities) and clarify that only common shares will be issued upon conversion of the Old Notes (except for cash for fractional shares).

         We also will include the following discussion at the end of the table on page 5 and in the section "The Exchange Offer - Purpose of the Exchange Offer":

         "The exchange offer will result in our reporting higher earnings per share in future reporting periods than if the exchange did not occur because the number of shares of our common stock issuable upon conversion of the New Securities will be less than the number of shares issuable upon conversion of the Old Notes (as a result of settling the aggregate principal amount of the New Securities in cash rather than common stock upon conversion). As an example of this effect, had we consummated the exchange offer on January 1, 2004, our earnings per share for the year ended December 31, 2004 would have been $1.83 compared to our actual result of $1.71. The exchange offer does not have an effect on our prior reporting periods, so no retroactive restatement of our earnings per share prior to our consummation of the exchange offer is necessary."

Comment No. 12:

         Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 8

Response:

         We confirm to you that we did apply the guidance in EITF Issue No. 96-19 in determining whether to treat the exchange offer as an exchange rather than as a modification of the Old Notes. EITF Issue No. 96-19 supports treating the transaction as an exchange because the difference in the fair market value of the exchanged notes is significantly less than 10%.

Special Note about Forward-Looking Statements, page 21

Comment No. 13:

         You state that you "disclaim any obligation to update the information contained in" any forward-looking statement. This disclosure is inconsistent with your obligation under Rule 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.

Response:

         We will amend the prospectus to include the following at the end of the sentence including the referenced statement: "such as our obligation under Rule 13e-4(d)(2) under the Exchange Act to amend this document to reflect material changes related to the exchange offer."

Conditions of the Exchange Offer, page 26

Comment No. 14:

         We note that the tender offer is conditioned on the valid tender of a majority of the old notes. Please confirm that if you waive this or any other material condition to the offer, you will revise the offer to reflect the material change and to allow five business days to remain in the offer from the date of dissemination of the notice of the material change.

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 9

Response:

         As reflected in the description of the exchange offer in the prospectus under the heading "Expiration Date; Extensions; Amendments," we confirm to you that if we waive a material condition to the exchange offer, we will revise the prospectus to reflect the material change and will allow no less than five business days to remain in the offer from the date of dissemination of the notice of the material change.

Comment No. 15:

         The conditions in this section appear to be subject to your determination of the offer's advisability based on your sole discretion. Please revise here and throughout the prospectus to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Response:

         We will amend the prospectus, in the section "Conditions of the Exchange Offer" and elsewhere, to clarify that any determination by us of whether or not a condition to the exchange offer has occurred will be in our reasonable (rather than sole) discretion.

Comment No. 16:

         On a related matter, refer to the disclosure in the introductory paragraph, which relates to the company's determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the issuer decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Response:

         We confirm to you our understanding that if we proceed with the exchange offer despite the non-satisfaction of a condition to the exchange offer, then we have waived that non-satisfaction of the condition and could not later rely on it to terminate or amend the offer. We agree that we cannot rely on the referenced language that the failure to satisfy a condition to the exchange offer makes it inadvisable to proceed with the exchange offer to later argue the non-waiver of the condition.

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 10


Accounting Treatment, page 30

Comment No. 17:

         Describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

Response:

         We will amend the prospectus in the section "Accounting Treatment" to include the following as a new paragraph:

         "There will be no gain or loss to report as a result of the exchange of the securities. We estimate that the total fees and expenses of the exchange offer will be approximately $685,000, and these costs will be expensed as incurred."

United States Federal Tax Consequences, page 51

Comment No. 18:

         We note that the tax discussion is intended to apply to U.S. holders who purchased their Old Notes at their original issuance. Please revise to also discuss the tax consequences of the exchange to U.S. holders who acquired their Old Notes subsequent to their original issuance.

Response:

         We will amend the prospectus to include the following explanation regarding the applicability of the rules relating to secondary market purchases of the Old Notes:

         "Persons who purchased the Old Notes on the secondary market after their original issuance may be subject to certain additional rules (including the rules relating to taking into account any market discount or market premium). Because the application of such rules to persons acquiring the Old Notes on the secondary market will vary depending on the specific circumstances of such persons, those rules are not discussed herein."

Comment No. 19:

         It appears that the New Securities contain provisions that allow for payment of amounts other than scheduled interest payments and principal at maturity. For example, we note

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 11


         that the New Securities are convertible and redeemable prior to maturity under certain market conditions. Please address whether or not the New Securities should be treated as "contingent payment debt instruments" under the applicable Treasury Regulations and discuss the related tax consequences, or tell us why that discussion would not be appropriate.

Response:

         Neither the Old Notes nor the New Securities provide for contingent interest as contemplated by the contingent payment debt instrument ("CPDI") rules set out in Treasury Regulation section 1.1275-4. Specifically, Treasury Regulation section 1.1275-4(a)(4) exempts from the CPDI rules those debt instruments which merely provide for the option to convert the debt instrument into stock of the issuer or into cash or other property in an amount equal to the approximate value of such stock or debt. This exemption is straightforward with respect to the Old Notes and the New Securities, and any explanation of the CPDI rules in the "United States Federal Tax Considerations" section of the prospectus would be more likely to confuse holders of the Old Notes than to provide clarity.

Comment No. 20:

         We note your position that the exchange offer will not constitute a taxable exchange based on your belief that the legal rights and obligations of the New Securities and the Old Notes do not differ to a degree that is economically significant. Please revise to state the basis for your position. If your position and the tax discussion in this section are based on Troutman Sanders' tax opinion please revise the disclosure here, and in the Summary, to clearly state this.

Response:

         Whether the exchange of Old Notes for New Securities constitutes a taxable exchange for federal income tax purposes depends upon whether the terms of the Old Notes have been "materially modified." The Treasury Regulations which discuss this standard do not address the changes that have been made to the Old Notes by the New Securities and there is no authority interpreting the Regulations to these facts, in particular, the addition of the provisions adjusting the conversion rate in the event of certain corporate acquisitions. Accordingly, our counsel is unable to render an opinion that the exchange offer will not be treated as a "material modification" of the Old Notes. Nevertheless, as a facts and circumstances analysis, our counsel has advised us that taking the position that no material modification has occurred is reasonable because the receipt of cash instead of

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 12


         shares should have little economic impact on the holders of the Old Notes and that the likelihood of the application of the conversion rate adjustment provisions of the New Securities in the event of certain corporate acquisitions reasonably can be considered to be remote.

Comment No. 21:

         Your disclosure is currently limited to a discussion of the tax consequences of the exchange and a discussion of the tax consequences of the conversion of the notes and the receipt of subsequent distributions made with respect to the underlying shares. Please revise to address the other material tax consequences associated with holding the New Securities, including the tax consequences associated with the receipt of interest payments and the tax consequences associated with any future sale or redemption of the New Securities.

Response:

         We will amend the prospectus to include the following separate summary descriptions of the taxation of interest payments and gains realized upon the sale of the New Securities:

         "Interest Payments on New Securities. Subject to the discussion of the backup withholding rules below, periodic interest payments due under the New Securities will be taken by the U.S. Holders into account in accordance with their regular method of accounting. Such interest payments will be subject to federal income tax as ordinary income."

         "Disposition of the New Securities.

         U.S. Holders. Any gain or loss realized by a U.S. Holder upon a sale of the New Securities generally will be treated as capital gain or loss, except to the extent of any accrued interest, which will be treated as ordinary income.

         Non-U.S. Holders. Any gain realized by a non-U.S. Holder upon a sale of the New Securities (except for any accrued interest on such instrument) generally will not be subject to U.S. federal income tax unless:

         - such gain is effectively connected with the conduct by such holder of a U.S. trade or business;

         - the holder is an individual who is present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are satisfied; or

         - the holder is subject to tax under special rules applicable to certain U.S. expatriates."

Comment No. 22:

         Delete the reference to this discussion being for "general information only" on page 56. Security holders are entitled to rely upon the discussion.

Response:

         While the holders of the New Securities are entitled to rely on the summary tax discussion for purposes of the federal securities laws, such summary is nonetheless a general disclosure of the U.S. federal income tax laws applicable to the exchange offer and does not constitute specific tax advice tailored to the circumstances of any individual holder. We will amend the first sentence of the disclaimer in the prospectus as follows to explain that the foregoing does not preclude any holder of Old Notes from relying on the discussion as a matter of federal securities laws:

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 13

         "THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO YOUR PARTICULAR CIRCUMSTANCES. FURTHERMORE, BECAUSE OF THE FACT-SPECIFIC NATURE OF DETERMINATIONS REQUIRED UNDER THE RULES DISCUSSED HEREIN, AS SUCH RULES RELATE TO WHETHER THE EXCHANGE OF THE OLD NOTES FOR THE NEW SECURITIES WILL BE A "SIGNIFICANT MODIFICATION" OF THE OLD NOTES FOR PURPOSES OF U.S. FEDERAL INCOME TAX LAW, OUR COUNSEL IS UNABLE TO OPINE REGARDING SUCH FACT-SPECIFIC DETERMINATIONS."

Exhibit 8.1 - Opinion of Troutman Sanders LLP

Comment No. 23:

         Please submit a revised tax opinion that clearly states that the discussion in the tax consequences section of the prospectus constitutes counsel's opinion; counsel may not opine only as to the accuracy of the disclosure in the prospectus. In addition, since counsel has provided a short-form tax opinion, you must identify in the body of the prospectus (and summarize in the summary) the specific tax consequences upon which counsel has opined. You should also identify in the prospectus any matters upon which tax counsel has given a qualified opinion and any matters upon which counsel is unable to opine, and briefly discuss the reasons for each qualified opinion and the reasons why counsel is unable to opine on certain matters. Please revise accordingly.

Response:

         Because of the inherently factual determinations involved in opining on the U.S. federal tax treatment of the exchange offer and for the reasons set forth above in our response to Comment No. 20, our counsel believes that it cannot issue a meaningful opinion regarding the issues discussed in the prospectus. As a result, we will amend the prospectus to indicate that (i) our counsel is unable to opine on whether the exchange of the Old Notes for the New Securities will be treated as a "material modification" of the Old Notes, and (ii) the remaining discussion in the prospectus, as it otherwise relates to matters of U.S. federal tax law, regulations, or legal conclusions with respect thereto, is the opinion of our tax counsel as it relates to the material U.S. federal income tax considerations for holders of the Old Notes who receive New Securities in the exchange offer.

Comment No. 24:

         Your tax opinion assumes "the accuracy of the statements, facts and information"

TROUTMAN SANDERS LLP
  ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 15, 2005
Page 14


         contained in the registration statement. It appears that this includes the accuracy of the statements in the tax consequences discussion. Counsel may not assume the accuracy of the legal conclusions that constitute its opinion. Please revise the tax opinion accordingly.

Response:

         Our counsel will revise its tax opinion to exclude the statements in the tax consequences discussion of the prospectus from its assumptions of accurate facts that are the basis for our counsel's tax opinion.

                                    * * * * *

         We appreciate the assistance the Staff has provided with its comments on AGCO's Form S-4 and Schedule TO-I. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3386 or Brink Dickerson at (404) 885-3382.

                                        Very truly yours,

                                        /s/ Thomas J. Schramkowski
                                        --------------------------
                                        Thomas J. Schramkowski

cc:  Stephen D. Lupton, Senior Vice President-Corporate Development
       and General Counsel
     Andrew H. Beck, Senior Vice President and Chief Financial Officer Lara Long, Director of Corporate Financial Reporting and Compliance
     W. Brinkley Dickerson, Troutman Sanders LLP
     M. Hill Jeffries, Alston & Bird LLP